Exhibit (a)(3)


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October 11, 2007

TO:          BAC HOLDERS OF CRI HOTEL INCOME PARTNERS, LP

SUBJECT:     OFFER TO PURCHASE BACS

Dear BAC Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 173,732 beneficial assignment certificates representing limited partnership interests (the "BAC") in CRI HOTEL INCOME PARTNERS, LP (the "Partnership") at a purchase price equal to:

                                   $14 per BAC
                                   -----------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CRI HOTEL INCOME PARTNERS, LP without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your BAC include:

o HIGHEST OFFER PRICE YET. This offer is 20%, or $2.50 per BAC, higher than our previous offer and the highest tender offer price of which we are aware.

o UNCERTAINTY OF PARTNERSHIP TERMINATION PRIOR TO 2016. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. According to the Partnership's most recent Annual Report on Form 10-K, "The General Partner is not currently soliciting sale offers" and that the Partnership "will continue until December 31, 2016, unless dissolved earlier..." (emphasis added). Further, the General Partner has stated that it will "review sale opportunities for the portfolio of hotels in the next few years" but that "we believe that a refinancing at this time, rather than a sale of the hotels, is the most appropriate investment strategy." Therefore, investors may not see liquidity until 2016.

o ILLIQUIDITY OF BACS. The relative illiquidity of the BAC resulting from the absence of a formal trading market makes the BAC difficult to sell.

o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your BAC will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your BAC, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership BACs or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your BAC, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357. This Offer expires (unless extended) November 20, 2007.